UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934


Rollins Truck Leasing Corp.

(Name of Issuer)


$1 Par Value Common Stock

(Title of Class of Securities)


775741 10 1

 (CUSIP Number)


Henry B. Tippie, P.O. Box 26557, Austin, Texas 78755, (512) 346-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


 April 7, 2000

(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box /__/.

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SCHEDULE 13D
ROLLINS TRUCK LEASING CORP.

CUSIP NO. 775741 10 1                                     Page 2 of 5

(1) NAME OF REPORTING PERSON

    (a) Estate of John W. Rollins, Sr.
    (b) Henry B. Tippie, Executor of the Estate of John W. Rollins,
        Sr.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    (a) E.I.N. # 54-6461824
    (b) S.S. # ###-##-####
_____________________________________________________________________

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) /__/

                                                       (b) /__/
_____________________________________________________________________

(3) SEC USE ONLY
_____________________________________________________________________

(4) SOURCE OF FUNDS*

    00
_____________________________________________________________________

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            /__/
_____________________________________________________________________

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

(a) State of Delaware
(b) United States
_____________________________________________________________________

(7) SOLE VOTING POWER
(a)     7,162,327
(b)     2,333,250
_____________________________________________________________________

NUMBER OF SHARES              (8)  SHARED VOTING POWER
BENEFICIALLY OWNED                 (a)           0
OWNED BY EACH                      (b)   1,670,011
REPORTING PERSON WITH
                              (9)  SOLE DISPOSITIVE POWER
                                   (a)   7,162,327
                                   (b)   2,333,250

                              (10) SHARED DISPOSITIVE POWER
                                   (a)           0
                                   (b)   1,670,011

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SCHEDULE 13D
ROLLINS TRUCK LEASING CORP.

CUSIP NO.      775741 10 1                                Page 3 of 5

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               (a)   7,162,327
               (b)   4,003,261
_____________________________________________________________________

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*       /___/
_____________________________________________________________________

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               (a)  12.6%
               (b)   7.1%
_____________________________________________________________________

(14)    TYPE OF REPORTING PERSON*

               (a)  00
               (b)  IN
_____________________________________________________________________

Item 1. Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Common Stock (the "Common Stock"), par value $1.00 per share, of Rollins Truck Leasing Corp., a Delaware corporation (the "Company"). The Common Stock is publicly traded. The principal office of the Company is located at 2200 Concord Pike, Wilmington, Delaware 19803.

Item 2. Identity and Background.

This Schedule 13D is filed by the Estate of John W. Rollins, Sr. (the "Estate") and Henry B. Tippie, both as executor of the Estate and individually ("Mr. Tippie"). The Estate and Mr. Tippie are not a "group" within the meaning of Section 13(d) and are filing on the same Schedule for convenience only.

The Estate came into existence upon the death of John W. Rollins, Sr. on April 4, 2000. The Estate's business address is 2200 Concord Pike, Wilmington, Delaware 19803. Letters Testamentary upon the Estate were in due form of law granted unto Mr. Tippie on April 7, 2000. Mr. Tippie's business address is 3420 Executive Center Drive, N.W., Suite 163, Austin, TX 78731.

Mr. Tippie is Chairman of the Executive Committee and Vice Chairman of the Board of the Company, Chairman of the Executive Committee and Director of Matlack Systems, Inc., Chairman of the Board and Chief Officer of Tippie Services, Inc., Vice Chairman of the Board of Dvoer Downs Entertainment, Inc., and a Director of various other public and private companies.

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SCHEDULE 13D
ROLLINS TRUCK LEASING CORP.

CUSIP NO.      775741 10 1                                Page 4 of 5

During the last five years, neither Mr. Tippie nor the Estate were convicted in a criminal proceeding.

During the past five years, neither Mr. Tippie nor the Estate were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which as a result of such proceeding, either was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Tippie is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

As to the Estate, this section is not applicable as the securities were acquired by the Estate by operation of law upon the death of Mr. Rollins.

As to Mr. Tippie, the securities have been held for many years.  This
Schedule 13D has been filed due to the establishment of the Estate and due to Mr. Tippie's status as the executor, disclosure of Mr. Tippie's beneficial ownership both as executor and as an individual are included. Mr. Tippie has been subject to the reporting requirements of Section 16(a) due to his status as a director of the Company.

Item 4. Purpose of Transaction.

Please refer to Item 3. Neither the Estate nor Mr. Tippie have any plans or proposals which relate to any of the matters requiring disclosure under this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) Estate:         7,162,327
    Mr. Tippie:     Mr. Tippie beneficially owns 4,003,261 shares of
                    Common Stock or 7.1% of the shares of Common
                    Stock outstanding based on the Company's most recent filing with the Securities Exchange
                    Commission. This amount includes 1,670,011 shares held as Co-Trustee, 38,250 shares held as Trustee, and 45,000 shares owned by a partnership over which Mr. Tippie has sole voting power. This amount excludes 31,500 shares owned by Mr.
                    Tippie's wife.

(b) Please refer to Items 7 through 9 on page 2 and Item 5(a) above.

(c) None.

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SCHEDULE 13D
ROLLINS TRUCK LEASING CORP.

CUSIP NO.      775741 10 1                                Page 5 of 5


(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be filed as Exhibits.

None.

                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Estate of John W. Rollins, Sr.


Date:  April 13, 2000              /s/  Henry B. Tippie
                                   By Henry B. Tippie, Executor



                                   /s/  Henry B. Tippie
                                   Henry B. Tippie, Individually


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)